Exhibit 21.1

Subsidiaries of OneStream, Inc. *

Legal Name	State or Other Jurisdiction of Incorporation or Organization
OneStream Software LLC	Delaware
DataSense LLC	Delaware
OneStream Software B.V.	Netherlands
OS Software de Mexico, S de RL de CV	Mexico
OneStream Software Limited	United Kingdom
OneStream Software Pvt Ltd	Singapore
OneStream Software Proprietary Limited	Australia
OneStream Software (SA) Pty Ltd	South Africa

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of OneStream, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report.